Exhibit 2.1
DATED 11 DECEMBER 2009
SUPERIOR ENERGY SERVICES (UK) LIMITED
and
HALLIN MARINE SUBSEA INTERNATIONAL PLC
and
SUPERIOR ENERGY SERVICES, INC.

IMPLEMENTATION AGREEMENT

McGrigors LLP
141 Bothwell Street
GLASGOW
G2 7EQ
Tel: +44 (0)141 567 8400
Fax: +44 (0)141 567 8401
E-Mail: enquiries@mcgrigors.com
Web Site: http://www.mcgrigors.com

TABLE OF CONTENTS

Clause	Heading	Page No.
1	INTERPRETATION	1

2	PRESS ANNOUNCEMENT	1

3	IMPLEMENTATION OF THE SCHEME	2

4	PREPARATION OF DOCUMENTATION	3

5	INFORMATION AND FINANCING	3

6	CONDUCT OF BUSINESS	4

7	APPROVALS	6

8	COMPETING PROPOSALS	6

9	INDUCEMENT FEES	6

10	TERMINATION	8

11	PROCUREMENT	9

12	NOTICES	9

13	ANNOUNCEMENT	10

14	REMEDIES AND WAIVERS	10

15	GENERAL	11

16	GOVERNING LAW AND JURISDICTION	12

SCHEDULE 1 TIMETABLE		13
SCHEDULE 2 INTERPRETATION		16

(i)

THIS DEED OF AGREEMENT is made on 11 December 2009
BETWEEN:
(1)	SUPERIOR ENERGY SERVICES (UK) LIMITED a company incorporated under the laws of Scotland with registered number SC366014 and whose registered office is at c/o McGrigors LLP, Johnstone House, 52-54 Rose Street, Aberdeen, AB10 1UD (“Bidco”);

(2)	HALLIN MARINE SUBSEA INTERNATIONAL PLC, a company incorporated under the laws of the Isle of Man with registered number 107479C and whose registered office is at International House, Castle Hill, Victoria Road, Douglas, Isle of Man, IM2 4RB (“Hallin”); and

(3)	SUPERIOR ENERGY SERVICES, INC. a company incorporated under the laws of Delaware having its principal place of business at 601 Poydras, Suite 2400, New Orleans, Louisiana (“Parent”).
WHEREAS:
(A)	The Parent intends to make an offer for the shares of Hallin and proposes to implement such offer on the terms and subject to the conditions set out in the Press Announcement (as defined below) through Bidco, its wholly owned indirect subsidiary.

(B)	The parties have agreed to implement such offer by way of a scheme of arrangement although Parent and Bidco reserve the right, as set out in this deed of agreement, to elect to implement such offer by making a takeover offer for the entire issued and to be issued share capital of Hallin.

(C)	The parties have agreed to take certain steps to effect completion of the transaction and wish to enter into this deed of agreement to record their respective obligations relating to such matters.
THIS DEED WITNESSES as follows:
1	INTERPRETATION

1.1	In addition to terms defined elsewhere in this agreement, the definitions and other provisions in the schedule headed “Interpretation” apply throughout this Agreement, unless the contrary intention appears.

1.2	In this Agreement, unless the contrary intention appears, a reference to a Clause, Subclause or Schedule is a reference to a clause, subclause or schedule to this Agreement. The Schedules form part of this Agreement.

1.3	The headings in this Agreement do not affect its interpretation.

2	PRESS ANNOUNCEMENT

The parties shall procure the release of the Press Announcement at or before 9.00 am on 11 December 2009 or such other time and date as may be agreed by the parties provided the Directors have not before then resolved to withdraw, amend or vary their recommendation of the Acquisition and notified Bidco of such resolution. Clauses 3 (Implementation of the

Scheme), 4 (Preparation of Documentation), 5 (Information and Financing), 6 (Conduct of Business) and 8 (Competing Proposals) of this Agreement shall have no effect until and unless release of the Press Announcement occurs in accordance with this Agreement.
3	IMPLEMENTATION OF THE SCHEME

3.1	Subject as provided in this Agreement, each of Hallin and Bidco undertakes to each other that it will:
(a)	co-operate and take or cause to be taken all such steps as are within its power and are both reasonable and necessary to implement the Scheme in accordance with the Timetable as soon as reasonably practicable; and

(b)	keep each other informed and consult each other as to the progress of the Scheme.
3.2	Without prejudice to the generality of the foregoing Clause 3.1 Hallin undertakes:
(a)	not to seek to amend the Timetable without the consent of Bidco (such consent not to be unreasonably withheld or delayed); and

(b)	not to allot or issue or grant any options over any Hallin Shares between the date of this Agreement and the time at which the Scheme becomes effective.
3.3	Hallin agrees that the Scheme Document shall incorporate a unanimous recommendation of the Directors to Hallin Shareholders to vote in favour of the Scheme and the Hallin Resolution in the form set out in the Press Announcement, except to the extent that the Directors have determined (acting in good faith and having taken legal and financial advice to that effect) that such recommendation should not be given (or should be withdrawn or modified) having regard to their fiduciary duties as directors of Hallin.

3.4	Hallin confirms to Bidco that the Scheme will contain provisions in accordance with the terms and conditions set out in the Press Announcement and other terms and conditions only as further agreed among Hallin and Bidco. Once the Scheme Document has been posted, save as required by law or regulation or the Panel or the London Stock Exchange or any court of competent jurisdiction, Hallin will not amend the Scheme without the prior written consent of Bidco (such consent not to be unreasonably withheld or delayed).

3.5	The obligations of the parties to implement the Scheme or, if applicable, the Offer are subject to satisfaction (or waiver by Bidco) of the Conditions. Hallin undertakes to Bidco that it will procure that the Final Court Hearing is postponed if, at 6.00 pm on the Business Day preceding the date of the Final Court Hearing appearing on the Timetable, Bidco has notified Hallin in writing that it has not waived or treated as satisfied each Condition (such notification to include details of the reasons why any particular Condition has not been waived or satisfied) and if such notification is given at that time, Hallin undertakes not to arrange for the Final Court Hearing to be held on a new date without the prior consent of Bidco.

3.6	Without prejudice to Clause 3.1 above, Bidco undertakes to use its reasonable endeavours to, and to procure that their directors and relevant professional advisers assist to, prepare all such documents and take all such steps as are necessary or desirable for the purposes of obtaining all Clearances as soon as reasonably practicable and in any event within the Timetable. Bidco undertakes to keep Hallin informed promptly of developments which are material or potentially material to the obtaining of Clearances by 22 January 2010 and to disclose to Hallin material correspondence with any relevant Competition Authority (subject to redaction of confidential information). The parties will consult with the Panel from time to time as necessary in order to keep the Panel informed and, where appropriate, seek the consent of the Panel as to the Timetable and the process to obtain the Clearances.

3.7	Bidco shall undertake to the Court to be bound by the terms of the Scheme insofar as it relates to Bidco, including as to the discharge of the consideration of the Acquisition.

3.8	Parent and Bidco will procure that the directors of Bidco accept responsibility for relevant information in the Scheme Document in accordance with the terms of the relevant responsibility statement set out in the Scheme Document.

3.9	Hallin will procure that the Directors accept responsibility or relevant information in the Scheme Document in accordance with the terms of the relevant responsibility statement set out in the Scheme Document.

4	PREPARATION OF DOCUMENTATION

4.1	As soon as reasonably practicable following the date hereof, Hallin and Bidco shall complete the preparation of the Scheme Document and shall each work diligently with a view to finalising it no later than 6.00 pm on 11 December 2009 and posting it no later than 7.00 pm on 12 December 2009.

4.2	Hallin agrees to consult with Bidco as to the form and content of the Scheme Document, to seek the approval (not to be unreasonably withheld or delayed) of Bidco of the content of the Scheme Document before it is posted and to afford Bidco sufficient time to consider such document in order to give such approval. Bidco undertakes to provide Hallin promptly with all such information about themselves and their shareholders as may reasonably be required for inclusion in the Scheme Document and to provide all such other assistance as Hallin may reasonably require in connection with the preparation of the Scheme Document, including access to, and ensuring the provision of reasonable assistance by, relevant professional advisers.

5	INFORMATION AND FINANCING

5.1	Without prejudice to the specific provisions of Clauses 5.2 and 5.3 below, Hallin shall (and shall procure that each other member of the Hallin Group shall) upon reasonable notice given by or on behalf of Bidco provide Bidco with all information, cooperation and assistance that Bidco may reasonably require for the purposes of the Acquisition and the financing of the Acquisition and in particular, but not limited to:
(a)	effecting introductions to and making requests of any relevant third parties, reasonably requested by Bidco or the Parent;

(b)	providing net asset statements, projected balance sheets and other relevant financial information for each member of the Hallin Group; and

(c)	assisting in any approaches to any regulatory body whose consent may be required for the Acquisition or the charging of any assets of the Hallin Group for the purpose of financing the Acquisition.

(d)	Hallin shall (and shall procure that each member of the Hallin Group shall) upon reasonable notice given by or on behalf of Bidco, provide such assistance as Bidco may reasonably request for Bidco and Parent to make preparatory arrangements for any post-acquisition restructuring or financing of the Hallin Group and co-operating with any requirements of the providers of such finance in each case so that implementation can take place on or as soon as reasonably practicable after the Effective Date.
5.2	Without prejudice to the generality of Clause 5.1, Hallin shall, and shall procure that other members of the Hallin Group shall upon reasonable notice, to the extent requested by Bidco do all things reasonably necessary to ensure that the existing non-executive directors of Hallin shall resign (without claim against Hallin Group other than in respect of any outstanding director’s fees and unreimbursed expenses) and that any persons nominated by Bidco are appointed as directors of members of the Hallin Group in substitution for the existing non-executive directors, in each case, with immediate effect from the Effective Date.

5.3	For the avoidance of doubt, nothing contained in this Clause 5 shall require Hallin or any of its personnel to take any action which could:
(a)	expose such person to personal liability (including criminal liability) to Bidco or any other person; or

(b)	result in any breach of any legal requirement or rule; or

(c)	be irrevocable, or revocable only by incurring further material costs, were the Scheme or Offer not to be completed, and any information provided by Hallin or any of its directors, senior management or professional advisers pursuant to this Clause 5 will be provided subject to the terms of the confidentiality provisions contained in paragraph 8 of the Indicative Offer Letter.
6	CONDUCT OF BUSINESS

6.1	Hallin undertakes to Bidco that prior to the Effective Date or the termination of this Agreement (whichever is first to occur) it will not and will procure that no other member of the Hallin Group will, without the prior consent (such consent not to be unreasonably withheld or delayed) of any director of Bidco or on the instructions of any of Bidco’s advisers (save where the relevant member of the Hallin Group is at the date of this Agreement under a contractual obligation to do so, provided that, if the relevant obligations are contained in a contract which is material in the context of the Hallin Group taken as a whole, such contract has been disclosed to Bidco prior to the date of this Agreement):
(a)	carry on business other than in the ordinary and usual course;

(b)	without prejudice to the generality of the foregoing paragraph (a), but subject to the fiduciary duties of its Directors, engage in any act or omission which would:
(i)	require shareholder consent pursuant to Rule 21.1 of the Code;

(ii)	be material for disclosure in the context of the Scheme or the Offer; or

(iii)	cause any of the Conditions not to be satisfied;
(c)	pay any dividend or make any other distribution of profits or capital;

(d)	materially alter the existing indebtedness (being indebtedness in the nature of borrowing and excluding recharging or management fees and accounts payable in respect of interest and tax) between members of the Hallin Group;

(e)	acquire or dispose of any fixed assets with an individual value in excess of £500,000;

(f)	enter into any new capital expenditure commitments on the Hallin business beyond planned expenditure set out on the CapEx Spreadsheet;

(g)	accelerate or otherwise amend the terms of the current debt facilities of the Hallin Group or obtain any additional borrowing facility or grant any further new security for borrowings;

(h)	purchase, redeem or repay or announce any proposal to purchase, redeem or repay any of its own shares or other securities (whether or not convertible into shares) or reduce or make any other change to any part of its share capital; or

(i)	issue, authorise, propose or announce the issue of any debentures or make, recognise or propose or announce any change in its loan capital or, save in the ordinary course of business, incur or increase any indebtedness or contingent liability or become subject to any contingent liability other than to a wholly owned subsidiary of Hallin; or

(j)	merge with or acquire any body corporate or acquire or dispose of or transfer, mortgage or encumber any material asset (including shares and trade investments) or any right, title or interest in any material asset, or undertake any material liability, other than in the ordinary course of business, or propose or announce any intention to propose any such merger, acquisition, disposal, mortgage or encumbrance (in each case other than in connection with the Scheme or in the ordinary course of business); or

(k)	make or agree or consent to any change to the terms of any trust deed constituting any pension scheme(s) established for directors and/or employees of the Hallin Group and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis on which the liabilities of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation; or

(l)	make (other than in connection with the Scheme) any amendment to its memorandum or articles of association; or

(m)	issue any shares or options over shares (other than the issue by Hallin of shares pursuant to the requirements of the Hallin Share Scheme in respect of options granted prior to the date hereof);

(n)	agreed to provide or modified the terms of any Hallin Share Scheme; or

(o)	make any capital contribution, gift or subscription for share capital or other securities in any other company;

(p)	dispose of any interest in, or grant any encumbrances over, any real estate asset other than the disposal of leasehold interests for periods of twenty five years or less upon their original grant;

(q)	make any amelioration to the terms of employment of any senior employee earning in excess of £50,000 per annum or the terms of any bonus arrangement otherwise than in connection with the promotion of such employee in the ordinary course or employ or offer employment to any individual whose annual basic salary will exceed £50,000; or

(r)	settle any litigation for a cost in excess of £100,000.
6.2	Where, in relation to any of the foregoing matters, any member of the Hallin Group is under a regulatory obligation to carry out matters which would be prohibited thereby, the consent of Bidco will not be required but Hallin will procure that Bidco is promptly notified of such matter and the relevant regulatory obligations. The consent of Bidco for any of the foregoing matters (a)-(r) listed above will not be unreasonably withheld or delayed and will be deemed to have been granted if Hallin has not received any reply to a request for the consent of Bidco within five Business Days of making the request for such consent.

7	APPROVALS

Each of Bidco and Hallin confirm to each other that they have obtained all appropriate internal authorisations for the purpose of entering into this Agreement and releasing the Press Announcement and the Scheme Document.

8	COMPETING PROPOSALS

8.1	In the event that the Directors are approached by any person with a view to making an Independent Competing Offer Announcement or to making an Independent Competing Offer, Hallin shall procure that the Directors shall notify Bidco within twenty four (24) hours of the fact of that approach.

8.2	Hallin undertakes to Bidco that it shall not, and shall procure that the members of the Hallin Group and its and their respective management and professional advisers do not, directly or indirectly solicit an offer or approach from any party:
(a)	to make or with a view to making an Independent Competing Offer; or

(b)	with a view to undertaking a transaction which is an alternative to the Acquisition.
8.3	This Clause 8 shall not prevent Hallin complying with its obligations under the Code, including but not limited to, providing information to a third party pursuant to Rule 20.2 of the Code.

9	INDUCEMENT FEES

9.1	As an inducement and a pre-condition to Bidco agreeing to the release of the Press Announcement in accordance with Clause 2, Hallin hereby irrevocably undertakes with Bidco to pay to Bidco (or as Bidco shall direct) the sum of one half of one per cent (0.5%) of the value of the offer made by Bidco for the entire issued and to be issued share capital of Hallin (exclusive of any VAT payable thereon) as stated in Clause 2 of the Press Announcement (the “Bidco Inducement Fee”) subject to the terms and conditions outlined in this Clause 9.

9.2	The Bidco Inducement Fee shall be due and payable if following the release of the Press Announcement:-
(a)	Hallin terminates the discussions with Bidco relating to the Acquisition; or

(b)	the board of Hallin does not unanimously recommend the Acquisition (or the Directors withdraw, alter, adversely modify or qualify their approval or recommendation of the Acquisition); or

(c)	provided that Bidco has not acted unreasonably, the Acquisition, lapses or is withdrawn; or

(d)	Hallin during the Exclusivity Period takes any action which is within Rules 21.1 of the Code and is material in the context of the Acquisition; or

(e)	Hallin commits a material breach of its obligations under Clauses 2, 3, 4, 5.2 or 8 of this Agreement and the Offer subsequently lapses or is withdrawn in accordance with its terms; or

(f)	the Directors convene a shareholders’ meeting (other than pursuant to a requisition) for the purpose of considering proposals for a Material Transaction; or

(g)	the Directors convene a shareholders’ meeting pursuant to a requisition for the purpose of considering proposals which are recommended by a majority of the board of Hallin for a Material Transaction; or

(h)	Hallin Shareholders pass at a general meeting of Hallin a resolution to approve a Material Transaction; or

(i)	Hallin enters into a binding agreement to dispose of key assets of the business during the Exclusivity Period.
9.3	The Bidco Inducement Fee shall only be payable to Bidco (by wire transfer of same day funds to an account designated by Bidco) to the extent lawful and permitted under applicable regulations and shall be due and payable (without any set-off, deduction or withholdings, save as required by law) 7 calendar days after the occurrence of any of the relevant circumstances referred to in Clause 9.2.

9.4	If Hallin fails to pay any amount payable by it under this Clause 9, Bidco shall be entitled but not obliged to charge Hallin interest on the overdue amount, payable by Hallin forthwith on demand from the due date up to the date of actual payment, after as well as before, judgement, at a rate of 1 per cent per annum above the base rate for the time being of HBOS Group plc. Such interest shall accrue on a daily basis and be compounded quarterly.

9.5	Hallin confirms that:
(a)	the Directors and Blomfield Corporate Finance Limited, its financial adviser, believe the arrangements set out in this Agreement to be in best interests of the Hallin Shareholders; and

(b)	these arrangements have been approved by the Panel pursuant to Rule 21.2 of the Code.

9.6	Nothing in this Agreement shall oblige Hallin to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the Code.

9.7	Parent hereby irrevocably undertakes with Hallin to pay Hallin the sum of one half of one per cent. (0.5%) of the value of the offer made by Bidco for the entire issued and to be issued share capital of Hallin (exclusive of any VAT payable thereon) as stated in Clause 2 of the Press Announcement (the “Hallin Inducement Fee”) in cash on the first to occur of the following:
(a)	Bidco terminates the discussions relating to the Acquisition; or

(b)	provided Hallin has not acted unreasonably, the Acquisition, once made fails to complete for any reason in the absence of an Independent Competing Offer; or

(c)	Bidco commits any material beach of its obligations under 2, 3 and 4 of this Agreement and the Offer subsequently lapses or is withdrawn in accordance with its terms.
9.8	The Hallin Inducement Fee shall only be payable to Hallin (by wire transfer of same day funds to an account designated by Hallin) to the extent lawful and permitted under applicable regulations and shall be due and payable (without any set-off, deduction or withholdings, save as required by law) 7 calendar days after the occurrence of any of the relevant circumstances referred to in Clause 9.7.

9.9	If Bidco fails to pay any amount payable by it under this Clause 9, Hallin shall be entitled but not obliged to charge Bidco interest on the overdue amount, payable by Bidco forthwith on demand from the due date up to the date of actual payment, after as well as before, judgement, at a rate of 1 per cent per annum above the base rate for the time being of HBOS Group plc. Such interest shall accrue on a daily basis and be compounded quarterly.

9.10	Hallin and the Parent hereby agree that the provisions of this Clause 9 shall supersede the inducement fee provisions contained in paragraph 8 of the Indicative Offer Letter, except that the provisions of this Clause 9.10 shall not prejudice any existing right or remedy of Hallin or the Parent in connection with any outstanding breach of such provisions of the Indicative Offer Letter.

10	TERMINATION

10.1	The provisions of Clauses 2 (Press Announcement) to 8 (Competing Proposals) may be terminated with immediate effect by Bidco or Hallin notifying the other to that effect and all rights and obligations of Bidco and Hallin thereunder shall, subject to the provisions of Clause 9 and 10.3, cease forthwith as follows:
(a)	if an Independent Competing Offer (or any amendment, variation or revision of such offer) becomes or is declared wholly unconditional or is completed; or

(b)	if the Scheme is not sanctioned by Hallin Shareholders at the Court Meeting or the Hallin Resolution is not passed at the Hallin GM, unless Bidco has previously elected to implement the Acquisition by way of an Offer (in accordance with this Agreement); or

(c)	if the Court declines or refuses to sanction the Scheme or grant the Final Court Order, unless Bidco has previously elected to implement the Acquisition by way of an Offer (in accordance with this Agreement); or

(d)	if Bidco elects to implement the Acquisition by way of Offer and such Offer lapses or is withdrawn each in accordance with this Agreement; or

(e)	if at any time prior to satisfaction of the Conditions, the recommendation by the Directors of Hallin to vote in favour of the Scheme or to accept an Offer, is withdrawn, qualified or adversely amended; or

(f)	if any of the Conditions which has not been waived is (or becomes) incapable of satisfaction and if Bidco notifies Hallin that, notwithstanding the fact that it has the right to waive such Condition, it will not do so; or

(g)	if the Conditions shall not have been all satisfied or waived (as the case may be) by 11 March 2010.
10.2	If Bidco elects in accordance with this Agreement to implement the Acquisition by way of an Offer, then from the posting of the offer document making such Offer the parties’ obligations under Clauses 3.1 (Implementation of the Scheme), 4 (Preparation of Documentation) and 13 (Announcements) shall terminate but this shall be without prejudice to the rights of any party that have arisen prior to that date under those clauses including (without limitation) any claim in respect of a breach of those clauses.

10.3	The termination of Clauses 2 (Press Announcement) to 8 (Competing Proposals) pursuant to Clause 10.1 shall be without prejudice to the rights of any party that have arisen prior to such termination, including (without limitation) any claim in respect of a breach of this Agreement, and all other provisions of this Agreement shall survive any such termination.

11	PROCUREMENT

Each party to this Agreement shall use its reasonable endeavours to procure that its employees, auditors and advisers shall do all such acts as are reasonably necessary to give effect to the terms of this Agreement.

12	NOTICES

12.1	Any notice, approval, consent or other formal communication to be given or made under this Agreement must (unless expressly provided otherwise) be in writing and be delivered or sent by fax to the party to be served at its address or fax number appearing in this Agreement, being in the case of Hallin to:

The registered office of Hallin

marked for the attention of IFG International Limited, Company Secretary with a copy to:

DMH Stallard LLP, 6 New Street Square, London, EC4A 3BF

marked for the attention of Keith Robinson

and being in the case of Bidco to:

c/o Superior Energy Services, Inc., 601 Poydras Street, Suite 2400, New Orleans, LA 70130

marked for the attention of William Masters, Director

with a copy to:

McGrigors LLP, 141 Bothwell Street, Glasgow, G2 7EQ

marked for the attention of Rosalie Chadwick

and being in the case of Parent to:

601 Poydras Street, Suite 2400, New Orleans, LA 70130

marked for the attention of William Masters, General Counsel with a copy to:

McGrigors LLP, 141 Bothwell Street, Glasgow, G2 7EQ

marked for the attention of Rosalie Chadwick

or at such other address and/or fax number as it may have notified to the other parties in accordance with this Clause 12.1.

12.2	Any notice, approval, consent or other formal communications shall be deemed to have been given or made:
(a)	if delivered, at the time of delivery; or

(b)	if sent by fax, on the date of transmission, if despatched before 3.00 pm (local time at the place of destination) on any Business Day, and in any other case on the Business Day after the date of despatch.
12.3	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the fax message was properly addressed and transmitted, as the case may be.

13	ANNOUNCEMENT

None of the parties will make any announcement about the implementation of the Acquisition, the Scheme or the Offer (if applicable) or the financing of the Acquisition or any matters arising in relation to or in connection with the Acquisition, the Scheme or the financing of the Acquisition or about any discussions between the parties concerning any of the foregoing, without the prior consent of the other parties (such consent in each case not to be unreasonably withheld or delayed) except to the extent required by law or the Code, any court of competent jurisdiction, the Panel, the Rules of the London Stock Exchange or any other governmental or regulatory body provided that, so far as it is lawful to do so prior to such disclosure, such party seeks the prior consent of the other parties to such announcement.

14	REMEDIES AND WAIVERS
14.1	The rights of each party under this Agreement may be exercised as often as necessary, are cumulative and not exclusive of rights and remedies provided by law and may be waived only in writing and specifically. Delay in exercising or non-exercise or any such right is not a waiver or that right.

14.2	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

14.3	Without prejudice to any other rights and remedies which any party may have, each party acknowledges and agrees that damages would not be an adequate remedy for any breach by any party of the provisions of this Agreement and any party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and none of the parties shall contest the appropriateness or availability thereof), for any threatened or actual breach of any such provision of this Agreement by any party and no proof or special damages shall be necessary for the enforcement by any party of the rights under this Agreement.

15	GENERAL

15.1	Each of the provisions of this Agreement shall be enforceable independently of each of the other and its validity shall not be affected if any of the other is invalid. If any provision is void but would be valid if some part of it were deleted, the provision shall apply with such modification as may be necessary to make it valid.

15.2	Nothing in this Agreement and no action taken by the parties under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity between any of the parties.

15.3	A person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

15.4	This Agreement and the documents and other agreements referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this Agreement and supersede all previous agreements between the parties relating to these transactions.

15.5	Each party acknowledges that, in agreeing to enter into this Agreement, it has not relied on any representation, warranty, collateral contract or other assurance (except those set out in this Agreement) made by or on behalf of any other party at any time before the signature of this Agreement. Each of the parties waives all rights and remedies which, but for this Clause 15.5, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance. Nothing in this Clause 15.5 limits or excludes any liability for fraud.

15.6	This Agreement may only be varied in writing signed by each of the parties.

15.7	No party shall assign all or any part of the benefit of, or its rights or benefits under, this Agreement.

15.8	Save as otherwise expressly provided in this Agreement, each party shall pay its own costs and expenses in relation to the negotiation and preparation of this Agreement and the implementation of the transactions contemplated hereby.

15.9	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

15.10	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

15.11	Nothing in this Agreement constitutes an offer by Bidco or Parent for any shares in Hallin or is intended to commit or bind Bidco or Parent to make such an offer.

16	GOVERNING LAW AND JURISDICTION

16.1	This Agreement is governed by English law.

16.2	The English courts have exclusive jurisdiction to settle any dispute, claim or controversy arising out of or in connection with this Agreement and the parties submit to the exclusive jurisdiction of the English courts.

16.3	The parties waive any objections to the English courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

SCHEDULE 1
TIMETABLE

Tuesday 8 December	•	Pre-claim form committee meeting

	•	Issue claim form for permission to convene court meeting with draft order

	•	File witness statement in support of claim form, exhibiting draft circular (including drafts of Scheme Document, explanatory statement, letter to shareholders, notices of court meeting and EGM and proxies)

Friday 11 December	•	2.5 Announcement issued

	•	Lodge in court final draft circular (containing draft Scheme Document etc marked to show any material changes from that filed with the witness statement)

	•	Hearing of claim form before Registrar to convene court meeting and to approve scheme documentation

	•	Settle orders, advertisements, notices and proxy cards with Court clerk

	•	Print Scheme Document and related forms

Saturday 12 December	•	Advertise notice of Court meeting in newspapers as directed by Court

	•	Post Scheme Document and related forms

Monday 14 December	•	Announce posting of Scheme Document

Tuesday 15 December	•	Advertisement in Isle of Man newspaper

Thursday 17 December	•	Advertisements in Isle of Man and UK newspapers

Monday 4 January	•	Finalise voting cards and agendas for meetings, Chairman’s report of voting at Court meeting and witness statements as to services of notices for Registrars and Printers

Tuesday 5 January	•	Registrars receive proxy cards and report on votes cast

Thursday 7 January	•	Court meeting (11.30) and EGM (11.45)

	•	Following meetings, complete and obtain approval and signature of Chairman to (i) court report relating to Court meeting, (ii) minutes of EGM, and (iii) witness statement of Chairman exhibiting, amongst other things, court report, minutes of EGM, draft petition and circular to shareholders

	•	Following meetings, complete and obtain approval and signature of the executive officer, if not chairman, assigned to provide the witness statement supporting the petition to which is exhibited, amongst other things, the draft final form petition, circular to shareholders and relevant accounts.

	•	Announce results of meetings

	•	Hallin board meeting to approve presentation of petition and swearing of witness statement in support

Friday 8 January	•	Issue petition and application for directions

	•	Service of notices

	•	Witness statements sworn and evidence filed at Court

Friday 15 January	•	Hearing of application for directions before Registrar

	•	Settle advertisement of hearing and order on application for directions

Monday 18 January	•	Advertise hearing of petition

Tuesday 19 January	•	Final date for return of form of instruction letter by Hallin option holders

Friday 22 January	•	Scheme Record Time (11.59 p.m.)

	•	Last date of dealing of Hallin Shares

Monday 25 January	•	Court hearing to sanction scheme

	•	Court order settled and obtained

Tuesday 26 January	•	Scheme becomes effective

	•	Announce scheme effective

	•	Court order filed with Registrar of Companies in IoM

Wednesday 27 January	•	Cancellation of listing of Hallin Shares

Tuesday 2 February	•	Cheques for cash consideration to be posted to Hallin shareholders

SCHEDULE 2
INTERPRETATION
1	In this Agreement:

Acquisition	means the proposed acquisition by Bidco of the entire issued and to be issued share capital of Hallin as described in the Press Announcement;

Acquisition Document	means the Scheme Document (together with the relevant forms of proxy to accompany such document) or, should Bidco elect to make the Offer, the relevant offer document (together with the forms of acceptance to accompany such document);

Act	means the Isle of Man Companies Act 1931, as amended;

Affiliate	in relation to any person means any other person directly or indirectly controlling, controlled by, or under common control with, such person;

Agreed Form	means, in relation to any document, the form of that document which has been initialled for the purpose of identification by or on behalf of each of Bidco and Hallin;

Business Day	means a day (other than a Saturday or Sunday) on which banks are generally open in London for normal business;

CapEx Spreadsheet	means the spreadsheet in the Agreed Form setting out Hallin’s current planned capital expenditure for the Hallin business;

Clearances	means all consents, clearances, permissions and waivers as may be necessary, and all filings and waiting periods as may be necessary, from or under the laws, regulations of practices applied by any relevant Competition Authority in connection with the implementation of the Acquisition, the Scheme or the Offer and references to Clearances having been satisfied shall be construed as meaning that the foregoing shall have been obtained on terms satisfactory to Bidco or, where appropriate, made or expired;

Code	means the City Code on Takeovers and Mergers;

Competition Authorities	means any relevant government, governmental, national, supra-national, completion or antitrust body or other authority, in any jurisdiction, which is responsible for applying merger control or other competition or antitrust legislation or regulation in such jurisdictions;

Conditions	means the conditions to implementation of the Scheme and the Acquisition or, if applicable, the Offer, set out in the Press

Announcement;

Court	means the High Court of Justice of the Isle of Man or its applicable court of appeal, as the case may be;

Court Meeting	means any meeting or meetings of the Hallin Shareholders as may be convened pursuant to an order of the Court pursuant to section 152 of the Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment), including any adjournment or postponement of any such meeting;

Directors	means the board of directors of Hallin;

Effective Date	means the date upon which (i) the Scheme becomes effective in accordance with its terms, or (ii) if Bidco elects to implement the Acquisition by way of Offer, the Offer becomes or is declared unconditional in all respects;

Exclusivity Period	means the period starting on the date of this Agreement and ending at midnight on 11 March 2010;

Final Court Hearing	means the final hearing of the Petition by the Court;

Final Court Order	means the order of the Court confirming the reduction of capital provided for by the Scheme under section 56 of the Act;

Hallin GM	means the general meeting of Hallin Shareholders to be convened for the purposes of considering and, if though fit, approving the Hallin Resolution, including any adjournment or postponement of that meeting;

Hallin Group	means the Hallin and its subsidiary undertakings, and references to a “member” or “members” of the Hallin Group shall be construed accordingly;

Hallin Resolution	means the special resolution to approve, amongst other things, the cancellation of the entire issued and to be issued share capital of Hallin and such other matters as may be necessary or desirable to implement the Scheme or any Offer;

Hallin Share Scheme	has the meaning given to it in the Press Announcement;

Hallin Shareholders	means the holders of Hallin Shares;

Hallin Shares	means the ordinary shares of 1p each in the capital of Hallin;

Independent Competing	means:
Offer

(a) either:
(i) an offer or scheme of arrangement; or

(ii) recapitalisation or other transaction,

in each case involving a possible change of control of Hallin (i.e. an acquisition of shares in Hallin carrying 15% or more of the voting rights of Hallin); or

(b) the sale of all or a substantial proportion of the assets of any member of the Hallin Group,

and, in each case, which is made or entered into by a party which is not acting in concert with Bidco (as such term is defined in the Code);

Independent Competing Offer Announcement	means an announcement of a firm intention to make an Independent Competing Offer whether or not made pursuant to Rule 2.5 of the Code;

Inducement Fee	has the meaning given in Clause 9.1;

Indicative Offer Letter	means the indicative offer letter dated 25 November 2009 between Hallin and the Parent;

Material Transaction	means:

(c) the acquisition of shares in Hallin carrying 15% or more of the voting rights of Hallin; or

(d) the sale of all or a substantial proportion of the assets of any member of the Hallin Group; or

(e) the reconstruction or reorganisation of any member of the Hallin Group or any of their respective businesses; or

(f)     the removal of any of the executive directors from the board of Hallin or the appointment of such number of further directors to the board of Hallin as constitute a majority in number of such board, in each case other than pursuant to the Scheme or the Offer;

Offer	means a recommended offer made on behalf of Bidco to acquire all of the Hallin Shares, on the terms and subject to the conditions set out in the Press Announcement (subject to appropriate amendments, including (without limitation) the inclusion of an acceptance condition set at ninety per cent., of the shares to which such offer relates) and, where the context admits, any subsequent revision, variation, extension or renewal of such offer;

Panel	means the Panel on Takeovers and Mergers;

Petition	means the petition applying to the Court for the Final Court Order;

Press Announcement	means the press announcement to be issued in accordance with Rule 2.5 of the Code announcing the terms of the Scheme, a final draft of which is in the Agreed Form;

Registrar	means the Isle of Man Companies Registry;

Scheme	means the proposed acquisition of the Hallin Shares by Bidco by way of a scheme of arrangement under section 152 of the Act, on the terms and subject to the Conditions set out in the Press Announcement and to be set out in the Scheme Document with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Hallin and Bidco;

Scheme Document	means the document to be sent to Hallin Shareholders which will contain, inter alia, the terms and conditions of the Scheme and which will include the notices convening the Court Meeting and the Hallin GM, a draft of which is in the Agreed Form; and

Timetable	means the timetable for the implementation of the Scheme, the current form of which is set out in Schedule 1 and which may be amended from time to time in accordance with Clause 3.2 (Implementation of the Scheme).
2	In this Agreement:
(a)	references to a person include a body corporate and an unincorporated association of persons;

(b)	references to an individual include his estate and personal representatives;

(c)	references to a party to this Agreement include references to the successors and assigns (immediate or otherwise) of that party;

(d)	a person shall be deemed to be connected with another if that person is connected with that other within the meaning of section 839 of the Income and Corporation Taxes Act 1988 (as in force at the date of this Agreement);

(e)	the expressions acting in concert, control and offer shall have the meaning given in the Code;

(f)	references to a transfer of a share include the disposal of any interest in that share (including the creation of any security interest or other third party right over any interest in that share and any renouncement in favour of another person of any right to the allotment or transfer of that share);

(g)	the words including and include shall mean including without limitation and include without limitation, respectively;

(h)	any reference importing a gender includes the other gender;

(i)	any reference to a time of day is to London time;

(j)	any reference to £ is to Pound Sterling; and

(k)	any reference to a document is to that document, varied or novated from time to time otherwise than in breach of this Agreement or that document.
3	In this Agreement, any reference, express or implied, to an enactment includes:
(a)	that enactment as re-enacted, extended or applied by or under any other enactment (before, on or after the signature of this Agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)	any subordinate legislation made (before, on or after the signature of this agreement) under any enactment, as re-enacted, amended, extended or applied as described in paragraph (a) above, or under any enactment referred to in paragraph (b) above, provided that no such enactment or subordinate legislation made after the date of this Agreement shall increase the liability of any party under this agreement, and enactment includes any legislation in any jurisdiction.
4	Words and expressions defined in the Act have the same meaning in this Agreement unless otherwise defined.

5	The eiusdem generis rule does not apply to this Agreement. Accordingly, specific words indicating a type, class or category of thing do not restrict the meaning of general words following such specific words, such as general words introduced by the word other or a similar expression. Similarly, general words followed by specific words shall not be restricted in meaning to the type, class or category of thing indicated by such specific words.

6	A reference in this Agreement to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter will be deemed to include a reference to the corresponding or most similar legal term in any jurisdictions contemplated by this Agreement or the terms of this Agreement.

7	Paragraphs 1 to 6 above apply unless the contrary intention appears.

IN WITNESS of which this document has been executed and delivered as a deed on the date which first appears on page 1 above.

EXECUTED as a DEED by	)
SUPERIOR ENERGY SERVICES (UK)
LIMITED	)	/s/ Robert S. Taylor
acting by	)
and	)	/s/ William B. Masters

EXECUTED as a DEED by	)
HALLIN MARINE SUBSEA	)
INTERNATIONAL PLC	)
)
acting by	)	/s/ Anthony Ebel
and	)	/s/ John Quinn

EXECUTED as a DEED by	)
SUPERIOR ENERGY	)
SERVICES, INC.	)
acting by	)	/s/ Robert S. Taylor
and	)	/s/ Kenneth L. Blanchard